

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202

> **Re:** **Royal Gold, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed August 21, 2009**
> **File No. 001-13357**

Dear Mr. Wenger:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director